Exhibit 99.1

Execution Version

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (the “Agreement”) is entered into on June 26, 2024 (the “Effective Date”), by and between NRE B VENTURES LTD., NRE CAPITAL VENTURES LTD., LILIAN TAVARES ESTEVES DE CARVALHO, LTE CAPITAL VENTURES LTD., VANESSA TAVARES ESTEVES, VTE CAPITAL VENTURES LTD., RENATO TAVARES ESTEVES AND RTE CAPITAL VENTURES LTD. (each, a “Selling Shareholder” and, collectively, the “Selling Shareholders”), and ERSTE WV GÜTERSLOH GMBH, a corporation organized and existing under the laws of Germany (the “Purchaser”).

RECITALS:

A.  The Selling Shareholders own and desire to sell, transfer and convey to the Purchaser (i) 5,000,000 Class B common shares, par value US$0.00005 per share and 4,992,250 Class A common shares, par value US$0.00005 per share, of AFYA LIMITED, a Cayman Islands exempted company (the “Company”) (hereinafter individually and collectively, the “Transferred Shares”), on the terms and subject to the conditions contained in this Agreement.

B.  The Transferred Shares are subject to the Company’s Amended and Restated Memorandum and Articles of Association (as amended or restated from time to time, the “Articles”).

C.  The Purchaser desires to purchase the Transferred Shares from the Selling Shareholders on the terms and subject to the conditions contained in this Agreement (the “Purchase”).

NOW, THEREFORE, in consideration of the promises, covenants and agreements herein contained, the parties agree as follows:

1.	PURCHASE AND SALE OF THE TRANSFERRED SHARES.

(a)  Transaction. Based on the terms and conditions of this Agreement, the Selling Shareholders hereby sell, transfer, assign and convey to the Purchaser the Transferred Shares (with the number of Transferred Shares being sold by each Selling Shareholder set forth on Exhibit B), and all rights and benefits relating to the Transferred Shares, including any indemnification rights, and the benefit of any guarantees or releases, free and clear of any Lien.

(b)  Purchase Price. In consideration for the Transferred Shares being purchased by the Purchaser, the Purchaser shall pay to the Selling Shareholders $18.00 per Transferred Share (regardless whether a Class B Common Share or a Class A Common Share), for an aggregate purchase price of

$179,860,500.00 (the “Purchase Price”), payable in USD, as follows:

(i)  The Purchaser shall make the payment of the Purchase Price by means of wire transfer to the bank accounts held by each of the Selling Shareholders and proportionally to the number of Transferred Shares sold by each of the Selling Shareholders, as detailed in Exhibit B;

(ii)  The Purchaser shall make the full payment of the Purchase Price to the Selling Shareholders, in the proportion provided in Exhibit B, no later than July 2, 2024;

(iii)  If the Purchaser delays the payment of any portion of the Purchase Price to the Selling Shareholders, the Purchaser shall, after the unsuccessful elapse of a curing period of three (3) business days (in Germany, the United States of America, or Brazil) following the date set forth in subsection (ii) above, be subject, for all legal purposes and irrespective of any notice, default interest of 1% (one percent) per month, calculated pro rata over the adjusted amount from the due date until its full and effective payment, without prejudice to any applicable losses and damages.

(c)  Actions. At this Effective Date, the parties perform the following actions, all of which shall be considered as being performed simultaneously:

(i)  each of the Selling Shareholders deliver to the Purchaser (with a copy to the Company) a duly executed and completed share transfer instrument, substantially in the form attached hereto as Exhibit A, with respect to its Transferred Shares (the “Share Transfer Instrument”); and

(ii)  the Selling Shareholders cause the Company to update, or procure from the Company’s transfer agent or the Company, the update of, the Company’s Register to effect the transfer of legal title of the Transferred Shares to the Purchaser, solely in respect of the Transferred Shares for which it receives a duly executed copy of the Share Transfer Instrument from either the Selling Shareholders or the Purchaser, and deliver to the Purchaser a certified extract of the Company’s Register showing that the Purchaser is the holder of the Transferred Shares.

2.  REPRESENTATIONS AND WARRANTIES OF THE SELLING SHAREHOLDERS. Each Selling Shareholder hereby represents and warrants to the Purchaser, as of this Effective Date:

(a)  Ownership. Each Selling Shareholder owns all and has good and valid right, title and interest (legal and beneficial) in and to the applicable Transferred Shares, free and clear of any pledge, lien, charge, security interest, encumbrance, claim, options or equitable interest, or any other limitation or restriction (collectively, “Liens”), except for applicable legal and/or regulatory limitations or restrictions. At this Effective Date, such Selling Shareholder’s entire right, title and interest in and to the applicable Transferred Shares are conveyed to the Purchaser free and clear of any Lien. Such Selling Shareholder represents and warrants that its respective Transferred Shares are uncertificated.

(b)  Authority; Enforceability. NRE B Ventures Ltd., NRE Capital Ventures Ltd., LTE Capital Ventures Ltd., VTE Capital Ventures Ltd. and RTE Capital Ventures Ltd. are entities validly existing and in good standing (or the equivalent status, if any, in the applicable foreign jurisdiction) under the jurisdiction of its formation and each Selling Shareholder has full power and authority to enter into and perform its obligations under this Agreement. Each Selling Shareholder has duly executed and delivered this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the transaction contemplated hereby, is duly and validly authorized on the part of each Selling Shareholder and no other proceeding, consent or authorization on the part of each Selling Shareholder will be necessary to authorize this Agreement or the transaction contemplated hereby. This Agreement constitutes each Selling Shareholder’s valid and legally binding obligation, enforceable in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)  No Conflicts; Consents. The execution, delivery and performance by each Selling Shareholder of this Agreement, and the consummation by each Selling Shareholder of the transaction contemplated hereby, (i) does not conflict with, result in a breach or violation of, or constitute a default under, any contract or agreement to which a Selling Shareholder is a party or by which a Selling Shareholder is bound unless otherwise waived, (ii) to the knowledge of each Selling Shareholder, does not conflict with, or result in a breach or violation of, or constitute a default under, any law, order, code, rule, regulation, decree, injunction or permit to which each Selling Shareholder or each Selling Shareholder’s

Transferred Shares or assets are subject, (iii) do not violate or conflict with the organizational and governing documents of NRE B Ventures Ltd., NRE Capital Ventures Ltd., LTE Capital Ventures Ltd., VTE Capital Ventures Ltd. nor RTE Capital Ventures Ltd., and (iv) do not require any consents, approvals, authorizations, registration, qualification, declaration, notices or orders of, nor require the making of any filing to or with, any third party or any U.S., foreign, federal, state or local (or any department, agency or political subdivision thereof) governmental, regulatory or administrative authority, agency or commission, any court, tribunal or arbitral body, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental authority or instrumentality, except for filings pursuant to applicable U.S. federal or state securities laws.

(d)  No Broker-Dealer. The Selling Shareholders have not effected this transfer of shares by or through a broker-dealer in any public offering, has not engaged any broker, finder, investment banker, financial advisor, agent or similar professional and has not incurred any obligation for any finders’ fees, brokerage fees, investment banking fees, commissions or agent’s fees or similar compensation or reimbursement arrangements in connection with the transaction contemplated by this Agreement.

(e)  Sophisticated Selling Shareholders. Each Selling Shareholder (A) is familiar with transactions similar to those contemplated by this Agreement, (B) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of such transactions, (C) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Transferred Shares and (D) has independently and without reliance upon the Purchaser or the Company, and based on such information and the advice of such advisors as each Selling Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Each Selling Shareholder acknowledges that neither the Purchaser nor any of the Purchaser’s affiliates or agents is acting as a fiduciary or financial or investment adviser to such Selling Shareholder and has not given such Selling Shareholder any investment advice, opinion or other information on whether the sale of the Transferred Shares is prudent. Each Selling Shareholder acknowledges that the Company’s share capital may appreciate or depreciate in value substantially as a result of business, market or other reasons, and any future sale of shares of the Company’s share capital could be at a premium to the Purchase Price paid to such Selling Shareholder for the applicable Transferred Shares, and such sale could occur at any time or not at all. Each Selling Shareholder understands that the Purchaser and its affiliates and agents will rely on the accuracy and truth of the foregoing representations as a condition to proceeding with purchasing the Transferred Shares, and such Selling Shareholder hereby consents to such reliance.

(g)  Litigation. There is no claim, action, demand, hearing, charge, complaint, examination, litigation, suit, proceeding or governmental (civil, criminal administrative, or otherwise) investigation pending or, to the knowledge of each Selling Shareholder, threatened (A) against or by such Selling Shareholder relating to or affecting the Transferred Shares or (B) against or by such Selling Shareholder that challenges or seeks to prevent, enjoin or otherwise delay the transaction contemplated by this Agreement or that would reasonably be expected to adversely affect or restrict such Selling Shareholder’s ability to enter into this Agreement or perform its obligations hereunder. Each Selling Shareholder is not subject to any outstanding order, decision, judgment, writ, injunction, decree, award or other determination that prohibits or otherwise restricts, or would reasonably be expected to prohibit or otherwise restrict, the ability of such Selling Shareholder to consummate fully the transaction contemplated by this Agreement.

(h)  Documents. The Articles and the Amended and Restated Shareholders’ Agreement of the Company dated May 4, 2022 are the only documents applicable to the Transferred Shares and, other than as contained in the Articles or applicable securities laws, each Selling Shareholder is not aware of any agreements, understandings, judgements, orders, or Liens granting rights or imposing obligations with respect to the Transferred Shares other than as waived.

3.  REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser represents and warrants to the Selling Shareholders, as of this Effective Date:

(a)  Authority; Enforceability. The Purchaser is an entity validly existing and in good standing under the jurisdiction of its formation and has full power and authority to enter into and perform its obligations under this Agreement. This Agreement constitutes the valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The execution, delivery and performance of this Agreement, and the consummation of the transaction contemplated hereby, have been duly and validly authorized and will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract known to the Purchaser by which the Purchaser is bound or to which it is subject.

(b)  Purchase for Own Account for Investment. The Purchaser is acquiring the Transferred Shares for the Purchaser’s own account, for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Transferred Shares within the meaning of the U.S. Securities Act of 1933, as amended (the “Act”). The Purchaser has no present intention of selling or otherwise disposing of all or any portion of the Transferred Shares acquired by the Purchaser and no one other than the Purchaser (and its parent entities) will have any beneficial ownership of any of the Transferred Shares acquired by the Purchaser.

(c)  No Conflicts; Consents. The execution, delivery and performance by the Purchaser of this Agreement, and the consummation by the Purchaser of the transaction contemplated hereby, (i) do not conflict with, result in a breach or violation of, or constitute a default under, any contract or agreement to which the Purchaser is a party or by which the Purchaser is bound, (ii) do not conflict with, or result in a breach or violation of, or constitute a default under, any law, order, code, rule, regulation, decree, injunction or permit to which the Purchaser or the Purchaser’s assets are subject, (iii) do not violate or conflict with the organizational and governing documents of the Purchaser, and (iv) do not require any consents, approvals, authorizations, registration, qualification, declaration, notices or orders of, nor require the making of any filing to or with, any third party or any U.S., foreign, federal, state or local (or any department, agency or political subdivision thereof) governmental, regulatory or administrative authority, agency or commission, any court, tribunal or arbitral body, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental authority or instrumentality, except for filings pursuant to applicable U.S. federal or state securities laws.

(d)  Accredited Investor. The Purchaser is an “accredited investor” within the meaning of Regulation D promulgated under the Act.

(e)  Information. The Purchaser has had the opportunity to request information regarding the Company’s business, prospects and financial condition, and has received such information as it deems appropriate to reach an informed and knowledgeable decision to purchase the Transferred Shares.

(f)  No Third Party. The Purchaser has not engaged any broker, finder, investment banker, financial advisor, agent or similar professional and has not incurred any obligation for any finders’ fees, brokerage fees, investment banking fees, commissions or agent’s fees or similar compensation or reimbursement arrangements in connection with the transaction contemplated by this Agreement.

(g)  Sophisticated Purchaser. The Purchaser (A) is an entity familiar with transactions similar to those contemplated by this Agreement, (B) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of such transactions, (C) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Transferred Shares and (D) has independently and without reliance upon the Purchaser or the Company, and based on such information and the advice of such advisors as the Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Purchaser acknowledges that neither the Selling Shareholders nor any of the Selling Shareholders’ affiliates or agents is acting as a fiduciary or financial or investment adviser to the Purchaser, and has not given the Purchaser any investment advice, opinion or other information on whether the purchase of the Transferred Shares is prudent. The Purchaser acknowledges that the Company’s share capital may appreciate or depreciate in value substantially as a result of business, market or other reasons, and any future sale of shares of the Company’s share capital could be at a loss or a premium to the Purchase Price paid by the Purchaser for the Transferred Shares, and such sale could occur at any time or not at all. The Purchaser understands that the Selling Shareholders and their affiliates and agents will rely on the accuracy and truth of the foregoing representations as a condition to proceeding with the sale of the Transferred Shares, and the Purchaser hereby consents to such reliance.

(i) No General Solicitation. At no time have the Selling Shareholders solicited the Purchaser through any form of general advertisement or solicitation in connection with the transfer of the Transferred Shares.

(k) Affiliate of Bertelsmann SE & Co. KGaA. Purchaser is a wholly-owned subsidiary of Bertelsmann SE & Co. KGaA.

4.	MISCELLANEOUS.

(a)  Survival of Warranties. The warranties, representations and covenants of the Selling Shareholders and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Selling Shareholders or the Purchaser.

(b)  Successors and Assigns. This Agreement shall be binding upon the Purchaser, each Selling Shareholder and the respective successors, assigns and legal representatives of the parties hereto. No party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the other parties; provided that the Purchaser may assign this Agreement to its affiliates.

(c)  Governing Law; Arbitration. This Agreement shall be governed by and construed under the laws of the Cayman Islands without reference to Cayman Islands conflicts of law provisions. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be determined by arbitration administered by the International Centre for Dispute Resolution in accordance with its International Arbitration Rules. The number of arbitrators shall be one. The place and seat of the arbitration shall be New York, New York. The arbitration shall be held, and the award rendered, in English, although information and documents may be presented in Portuguese for ease of proceedings. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

(d)  Specific Performance. The parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that irreparable damages for which money damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this

Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled, at law or in equity; and the parties hereto further agree to waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any such injunctive or other equitable relief. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(e)  Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(f)  Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given or made: (i) when personally delivered to the intended recipient; (ii) when sent, if sent by facsimile during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day; (iii) when sent, if by electronic mail, during normal business hours, and if not during normal business hours, then on the recipient’s next business day; or (iv) two (2) days after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt, in each case to the intended recipient as set forth below:

If to the Selling Shareholders, addressed as follows:

Praça Nossa Senhora da Abadia, 157, apt. 1000,

Edifício Apogee, Jardim das Mangabeiras

Nova Lima, Minas Gerais, Brazil (CEP 34006-175)

Attention: Lilian Tavares Esteves de Carvalho, Vanessa Tavares Esteves, Renato Tavares Esteves

Email: renato.esteves@afya.com.br

with copies (which shall not constitute notice) to

Freitas Ferraz Advogados

Rua Santa Rita Durão, 1.143, 7°andar

Savassi, CEP 30140-118

Belo Horizonte, Minas Gerais, Brazil

Attention: Adriano Ferraz, Advogado

Email: adriano.ferraz@freitasferraz.com.br and

notificacoes-societario@freitasferraz.com.br

If to the Purchaser, to:

Erste WV Gütersloh GmbH

Carl-Bertelsmann-Strasse 270

33311 Gütersloh, Germany

Attention: Martin Dannhoff

Email: Martin.Dannhoff@Bertelsmann.de

with copies (which shall not constitute notice) to

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Michael Davis

Email: michael.davis@davispolk.com

Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

(g)  Entire Agreement. This Agreement and the documents referred to herein and therein constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

(h)  Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement.

(i)  Amendments and Waivers. This Agreement may be amended only by a written agreement executed by each of the parties hereto. No amendment of or waiver of, or modification of any obligation under this Agreement will be enforceable unless set forth in a writing signed by the party against which enforcement is sought. Any amendment effected in accordance with this Section will be binding upon all parties hereto and each of their respective successors and assigns. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance. No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.

(j)  Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transaction contemplated by this Agreement and to otherwise carry out the intent of the parties under this Agreement.

(k)  Publicity. Except as may be required by Nasdaq rules or the rules of any other quotation system or exchange on which the Company’s securities are listed or applicable law, neither party hereto shall issue a publicity release or announcement or otherwise make any public disclosure concerning this Agreement, or any related agreements, which announcement names the Purchaser or the Selling Shareholders without its prior written approval. If any announcement is required by applicable law to be made by any party hereto, prior to making such announcement such party will deliver a draft of such announcement to the other parties and shall give the other parties an opportunity to comment thereon.

(l)  Expenses. Each party hereto is responsible for its own costs, fees and expenses in connection with the negotiation of this Agreement and the consummation of the transaction contemplated hereby and thereby. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

(m)  Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement. This Agreement may be executed and delivered by facsimile or other means of electronic delivery and upon such delivery the signature will be deemed to have the same effect as if the original signature had been delivered to the other party or parties.

(n)  Confidentiality. Each Selling Shareholder and the Purchaser shall keep confidential, and shall ensure that its representatives and agents keep confidential, at all times after the Effective Date, all confidential information regarding each Selling Shareholder, the Purchaser, this Agreement, and all information concerning the Purchase and any related agreements, except: (a) if required to be disclosed by applicable law or judicial process, but only to the extent it is legally required to be disclosed (any such party making such disclosure, the “Disclosing Party”), in each case after prior consultation with each Selling Shareholder and the Purchaser, as applicable, so that each Selling Shareholder or the Purchaser, as applicable, may seek an appropriate protective order and/or waive such Disclosing Party’s compliance with this Agreement (and, if any Selling Shareholder or the Purchaser seeks a protective order, the Disclosing Party shall cooperate as such Selling Shareholder or the Purchaser, as applicable, shall reasonably request); (b) to the extent that that information is or has been made generally available to the public otherwise than through improper disclosure by any Selling Shareholder or the Purchaser or any of their respective affiliates, representatives or agents; (c) for disclosures otherwise made in accordance with this Agreement; and (d) the Selling Shareholders and/or Purchaser, as applicable, may disclose such information to their respective equityholders or affiliates, and representatives and service providers, in each case on a confidential basis and subject to such person’s obligation to keep such information confidential.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

PURCHASER:

ERSTE WV GÜTERSLOH GMBH

By:	/s/ Dr. Martin Dannhoff
Name:	Dr. Martin Dannhoff
Title:	Managing Director / Geschäftsführer

By:	/s/ Denise Abel
Name:	Denise Abel
Title:	Managing Director / Geschäftsführerin

SIGNATURE PAGE TO THE SHARE PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

SELLING SHAREHOLDERS:

By:	/s/ Renato Tavares Esteves
Name:	NRE B Ventures Ltd.

By:	/s/ Nicolau Carvalho Esteves
Name:	NRE Capital Ventures Ltd.

By:	/s/ Lilian Tavares Esteves de Carvalho
Name:	Lilian Tavares Esteves de Carvalho

By:	/s/ Lilian Tavares Esteves de Carvalho
Name:	LTE Capital Ventures Ltd.

By:	/s/ Vanessa Tavares Esteves
Name:	Vanessa Tavares Esteves

By:	/s/ Vanessa Tavares Esteves
Name:	VTE Capital Ventures Ltd.

By:	/s/ Renato Tavares Esteves
Name:	Renato Tavares Esteves

By:	/s/ Renato Tavares Esteves
Name:	RTE Capital Ventures Ltd.

SIGNATURE PAGE TO THE SHARE PURCHASE AGREEMENT

EXHIBIT A

Form of Share Transfer Instrument

SHARE TRANSFER INSTRUMENT

Afya Limited (the “Company”)

[NRE B Ventures Ltd.] [NRE Capital Ventures Ltd.] [Lilian Tavares Esteves de Carvalho] [LTE Capital Ventures Ltd.] [Vanessa Tavares Esteves] [VTE Capital Ventures Ltd.] [Renato Tavares Esteves] [RTE Capital Ventures Ltd.] (the “Selling Shareholder”), for good and valuable consideration received, hereby transfers (i) [•] Class B shares of par value US$0.00005 each and (ii) [•] Class A shares of par value of US$0.00005 each, in each case standing in the name of the Selling Shareholder in the register of members of the Company, to Erste WV Gütersloh GmbH (the “Transferee”) and the Transferee hereby agrees to take such shares subject to the terms and conditions of the memorandum and articles of association of the Company.

This share transfer may be executed in any number of counterparts and on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

Signed by the Selling Shareholder:

[NRE B Ventures Ltd.] [NRE Capital Ventures Ltd.] [Lilian Tavares Esteves de Carvalho] [LTE Capital Ventures Ltd.] [Vanessa Tavares Esteves] [VTE Capital Ventures Ltd.] [Renato Tavares Esteves] [RTE Capital Ventures Ltd.]

By:
Name:
Title:
Dated:

Signed by the Transferee:

Erste WV Gütersloh GmbH

By:
Name:	Dr. Martin Dannhoff
Title:	Managing Director / Geschäftsführer
Dated:	June 26, 2024

By:
Name:	Denise Abel
Title:	Managing Director / Geschäftsführerin
Dated:	June 26, 2024